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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INCO LIMITED
(Name of Subject Company (Issuer))

TECK COMINCO LIMITED
(Names of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

453258402
(CUSIP Number of Class of Securities)

Peter Rozee
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia, Canada
V6C 3L9
(604) 687-1117

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Geofrey Myers Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$13,510,585,005.98	$1,445,633.00

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) $59.42, which is the average of the high and low sale prices of Inco Limited ("Inco") common shares as reported on the New York Stock Exchange on May 22, 2006, and (ii) 227,374,369, which is the estimated number of outstanding Inco common shares as of March 31, 2006 assuming full conversion of all outstanding exercisable options, warrants, and convertible debentures for Inco common shares, other than any Inco common shares owned directly or indirectly by Teck Cominco Limited ("Teck") and its affiliates (except for the Inco common shares owned by Teck that have been pledged as security for Teck's obligations under the 3% Exchangeable Debentures due September 3, 2021 issued by Teck).

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$764,419
Filing Party:	Teck Cominco Limited
Form or Registration No.:	Form F-10
Date Filed:	May 23, 2006
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☐
ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐
GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐
AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐
Check the box if the filing is a final amendment reporting the results of the tender offer.

        This Tender Offer Statement on Schedule TO is filed by Teck Cominco Limited, a corporation existing under the laws of Canada ("Teck"). This Schedule TO relates to the offer (the "Offer") by Teck to purchase, on and subject to the terms and conditions of the Offer and Circular dated May 23, 2006 (the "Offer and Circular"), all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada ("Inco"), together with associated rights (the "Rights") issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer, and including any Inco Shares that may become issued and outstanding after the date of this Offer but prior to 8:00 p.m. (Toronto time) on July 24, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer (the "Expiry Date") (provided that, if such day is not a business day, then the Expiry Date will be the next business day), upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder, (a) Cdn. $78.50 in cash or (b) 0.9776 of a Teck Class B subordinate voting share and Cdn. $0.05 in cash for each Inco common share, subject, in each case, to pro ration. As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular and the related Letter of Transmittal, is incorporated herein by reference in answer to Items 1-11 of this Schedule TO.

        Teck has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the Class B subordinate voting shares it proposes to issue to Inco shareholders in connection with the Offer, and will also file the Offer and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Item 1. Summary Term Sheet.

        The information set forth in the Summary Term Sheet of the Offer and Circular is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the subject company is Inco Limited, a corporation existing under the laws of Canada. The executive offices of Inco are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, telephone (416) 361-7511.

  (b)
  The class of securities to which this statement relates is the common shares of Inco other than the common shares owned directly or indirectly by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer, of which 189,606,242 were issued and outstanding as of March 31, 2006 (227,374,369, assuming full conversion of all outstanding exercisable options, warrants, and convertible debentures for Inco common shares). The information set forth on the cover page and in the introduction of the Offer and Circular is incorporated herein by reference.

  (c)
  The information set forth in Section 2 ("Inco—Price Range and Trading Volume of Inco Shares") of the Circular portion of the Offer and Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  This Tender Offer Statement is filed by Teck Cominco Limited, a corporation existing under the laws of Canada. The information set forth in Section 1 ("Teck") of the Circular portion and Annex B ("Certain Information Regarding the Directors and Executive Officers of Teck) of the Offer and Circular is incorporated herein by reference.

  (b)
  The information set forth in Section 1 ("Teck") of the Circular portion and Annex B ("Certain Information Regarding the Directors and Executive Officers of Teck") of the Offer and Circular is incorporated herein by reference.

  (c)
  The information set forth in Section 1 ("Teck") of the Circular portion of the Offer and Circular and Annex B ("Certain Information Regarding the Directors and Executive Officers of Teck") of the Offer and Circular is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The information set forth in the Offer and Summary of the Offer portions of the Offer and Circular is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the introduction and Section 3 ("Background to the Offer") of the Circular portion of the Offer and Circular is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

        The information set forth in the introduction, Section 3 ("Background of the Offer") of the Circular portion, Section 5 ("Purpose of the Offer and Teck's Plans for Inco") of the Circular portion, Section 7 ("Acquisition of Inco Shares Not Deposited") and Section 16 ("Effect of the Offer on the Market for and Listing of Inco Shares") of the Circular portion in the Offer and Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or other Consideration.

        The information set forth in Section 9 ("Source of Offered Consideration") of the Circular portion and the Summary of the Offer portion of the Offer and Circular is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company.

        The information set forth in the introduction and Section 10 ("Beneficial Ownership of and Trading in Securities of Inco") of the Circular portion of the Offer and Circular is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the introduction, Section 21 ("Dealer Managers and Soliciting Dealer Group") of the Circular portion, Section 22 ("Information Agent") of the Circular portion and Section 25 ("Expenses of the Offer") of the Circular portion of the Offer and Circular is incorporated herein by reference.

Item 10. Financial Statements.

        The information set forth in Teck's restated audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the Auditors' Report thereon, in Teck's Annual Report on Form 40-F/A filed on May 22, 2006 and the Restated Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three months ended March 31, 2006 and 2005 set forth in Teck's restated unaudited consolidated interim financial statements for the three months ended March 31, 2006 and 2005 as furnished on Form 6-K on May 22, 2006 are hereby incorporated by reference. In addition, the information set forth in the Summary of the Offer, Section 1 ("Teck") of the

Circular portion and Annex A ("Pro Forma Consolidated Financial Statements of Teck Cominco Limited") to the Offer and Circular are incorporated herein by reference.

Item 11. Additional Information.

        The information set forth in the Offer and Circular and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(i)	Offer and Circular, dated May 23, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients.
(a)(1)(vi)	Letter to Shareholders.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Filed as Exhibit (a)(1)(i).
(a)(5)(i)	Press release of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(ii)	Slide Presentation of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(iii)	Slide Presentation of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(iv)	Transcript of Teck's Conference Call held on May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 9, 2006.
(a)(5)(v)	Transcript of Teck's Conference Call held on May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 9, 2006.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECK COMINCO LIMITED
By:	/s/ PETER ROZEE Name: Peter Rozee Title: Senior Vice President, Commercial Affairs

Dated: May 23, 2006

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(i)	Offer and Circular, dated May 23, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients.
(a)(1)(vi)	Letter to Shareholders.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Filed as Exhibit (a)(1)(i).
(a)(5)(i)	Press release of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(ii)	Slide Presentation of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(iii)	Slide Presentation of Teck dated May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 8, 2006.
(a)(5)(iv)	Transcript of Teck's Conference Call held on May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 9, 2006.
(a)(5)(v)	Transcript of Teck's Conference Call held on May 8, 2006, incorporated by reference to Teck's filing pursuant to Rule 425 on May 9, 2006.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES
INDEX TO EXHIBITS